SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer ID ( CNPJ/MF) 00.108.786/0001-65

Company Registry (NIRE) 35.300.177.240

Publicly-held Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (the “Company”) ANNOUNCES to the market and other interested parties that on October 23, 2012 its board of directors, with the agreement of its Board of Executive Officers, authorized the Company to issue up to sixty-eight (68) promissory notes, in a single series, with a face value of ten million reais per note (R$10,000,000.00), totaling up to six hundred eighty million reais (R$680,000,000.00) on the issue date, with no guarantees or suretyship and maturing in one hundred eighty (180) days ( the “Promissory Notes”), pursuant to CVM Rule 134/90 and CVM Rule 155/91 .

The Promissory Notes will be the object of a public offering for distribution in a restricted placement (the “Restricted Offering”), pursuant to CVM Rule 476/09 .

The proceeds from the aforementioned issue will be used to expand the network, increase the subscriber base and/or restructure the Company’s liabilities.

The minutes of the Company’s board of directors’ meeting, containing the approved matters in full, can be found at the Company’s head office and on its website (www.ri.netservicos.com.br), as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) (www.bmfbovespa.com.br).

This notice to the market is solely for informative purposes and should not be construed and/or considered for legal purposes such as sales and/or advertising material in relation to the Promissory Notes.

São Paulo, October 23, 2012.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

NET SERVIÇOS DE COMUNICAÇÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.